UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 5, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Keryx Biopharmaceuticals, Inc.

File No. 0-30929 - CF#36374

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Keryx Biopharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on March 31, 2008, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on May 10, 2018.

Based on representations by Keryx Biopharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1 to Form 10-Q filed March 31, 2008   through October 31, 2023
Exhibit 10.1 to Form 10-Q filed May 10, 2018   through October 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary